Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Morgan Stanley Institutional Fund Trust

SEC File No. 811-03980 and 2-89729

Q&A: Proposed Conversion to an Exchange-Traded Fund (“ETF”)
December 18, 2023

Morgan Stanley Institutional Fund Trust (the “Acquired Fund Trust”) Short Duration Income Portfolio (the “Acquired Fund”)

Q1: I understand that the Acquired Fund is seeking shareholder approval to convert to an ETF (the “Acquiring Fund”). What can you tell me?

A1: At a meeting held on December 5-6, 2023, the Board of Trustees of the Acquired Fund Trust unanimously approved the reorganization of the Acquired Fund into an ETF (the “Reorganization”). The Reorganization is subject to shareholder approval. The Acquiring Fund will be named Eaton Vance Short Duration Income ETF and will be traded on The Nasdaq Stock Market LLC (“Nasdaq”). Subject to shareholder approval, the Reorganization is anticipated to occur on or about June 14, 2024 (the “Closing Date”).

If the Reorganization is approved by shareholders, on the Closing Date shareholders who own shares of the Acquired Fund through a brokerage account that can accept shares of an ETF will receive shares of the Acquiring Fund with an aggregate net asset value (“NAV”) equal to the aggregate NAV of their Acquired Fund shares held immediately prior to the Reorganization, except with respect to cash received. Shares of the Acquiring Fund will not be issued in fractional shares, so cash will be paid to some Acquired Fund shareholders in lieu of the fractional shares and such cash payment may be taxable.

If shareholders do not hold shares of the Acquired Fund through a brokerage account that can accept shares of an ETF they will not receive shares of the Acquiring Fund. Instead, their investment will be liquidated and they will receive cash equal in value to the aggregate NAV of the Acquired Fund Shares held immediately prior to the Reorganization. The liquidation of the investment and return of cash may be taxable. If shareholders hold shares of the Acquired Fund through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, the shareholders may need to redeem their shares prior to the Reorganization or, if applicable, their financial intermediary may transfer their investment in the Acquired Fund to a different investment option prior to the Reorganization. If shareholders hold shares of the Acquired Fund through an IRA directly with the Acquired Fund at its transfer agent, SS&C Global Investor and Distribution Solutions, Inc., and the shareholders do not take action prior to the Reorganization, such shares of the Acquired Fund will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust.

Q2: How will the Acquired Fund change post-conversion?

A2: A summary of certain changes for the Acquired Fund is below. Effective December 1, 2023, there were certain changes made to the composition of the portfolio management team for the Acquired Fund.

Fund Changes	Acquired Fund	Acquiring Fund
Fund Name	Short Duration Income Portfolio	Eaton Vance Short Duration Income ETF
Total Expense Ratio	I Share: 0.30% A Share: 0.55% L Share: 0.80% C Share: 1.30%	Unitary Fee: 0.24%

Fund Changes	Acquired Fund	Acquiring Fund
Portfolio Managers	Brian S. Ellis, CFA* Eric Jesionowski Stella Ma, CFA*	Brian S. Ellis, CFA Eric Jesionowski Stella Ma, CFA Brandon Matsui, CFA
Benchmark	Bloomberg 1-3 Year U.S. Government/Credit Index	Bloomberg 1-5 Year U.S. Credit Index

*Began managing the Acquired Fund on December 1, 2023.

Q3: Why is the Reorganization being proposed?

A3: Morgan Stanley Investment Management Inc. (“MSIM”) anticipates certain benefits associated with the ETF structure, which it believes will better serve the interests of shareholders including anticipated lower net expenses, additional trading flexibility, increased transparency and the potential for enhanced tax efficiency.

Q4: Are the fees and expenses of the Acquiring Fund (ETF) expected to be lower than the fees and expenses of the Acquired Fund?

A4: Yes. The Acquiring Fund employs a unitary fee structure pursuant to which MSIM bears substantially all operating expenses of the Fund, subject to certain exceptions. Following the Reorganization, the Acquiring Fund is expected to have lower total annual fund operating expenses than those of each share class of the Acquired Fund, notwithstanding that the contractual management fee rate for the Acquiring Fund is higher than the contractual advisory fee rate of the Acquired Fund.

Additional detail: Under the unitary fee structure, MSIM Inc. will pay substantially all expenses of the Acquiring Fund (including expenses of the Morgan Stanley ETF Trust relating to the Acquiring Fund), except for the distribution fees, if any, brokerage expenses, acquired fund fees and expenses, taxes, interest, litigation expenses, and other extraordinary expenses, including the costs of proxies, not incurred in the ordinary course of the Acquiring Fund’s business.

Q5: Are there other benefits that shareholders will experience?

A5: Yes. Shareholders of the Acquiring Fund will also benefit from additional trading flexibility, increased transparency, and the potential for enhanced tax efficiency.

•	Additional Trading Flexibility: Acquired Fund Shareholders can only purchase or redeem Acquired Fund Shares at an end of trading day price. Shareholders of the Acquiring Fund, however, will have additional trading flexibility by being able to purchase and sell Acquiring Fund Shares throughout a trading day on the secondary market.

•	Increased Transparency: Currently, the Acquired Fund only provides periodic disclosure of its complete portfolio holdings. The Acquiring Fund will make its complete portfolio holdings public each business day.

•	Potential for Enhanced Tax Efficiency: Current Acquired Fund Shareholders are expected to benefit directly from the potential for greater tax efficiency and trading efficiency with the ETF structure, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure. However, given that the Acquiring Fund will effect some or all of its creations and redemptions in cash rather than in-kind, a shareholder will not benefit from the greater tax efficiency of the ETF structure to the same extent as a shareholder of an ETF that effects all of its creations and redemptions in-kind.

Q6: Will the Reorganization affect the way investments are managed?

A6: The Acquiring Fund is expected to be managed similar to the way the Acquired Fund is currently managed as the Acquired Fund and the Acquiring Fund have identical investment objectives and similar principal investment strategies, except that the Acquiring Fund may invest up to 25% of its net assets in below-investment grade, high-yield debt instruments (commonly known as “high yield securities” or “junk bonds”) whereas the Acquired Fund invests substantially all of its assets in investment grade fixed-income securities. There are several other important differences between the Acquired Fund and the Acquiring Fund, including with respect to their principal investment strategies and principal risks, as described in the combined Proxy Statement and Prospectus. In addition, the Acquired Fund and the Acquiring Fund have substantially similar fundamental investment policies.

MSIM is the investment adviser to each of the Acquired Fund and Acquiring Fund. The Acquiring Fund is a newly-created series of the Acquiring Fund Trust and will not commence operations until the consummation of the Reorganization.

Q7: Will the Reorganization result in any portfolio manager changes?

A7: No. The same individuals responsible for the day-to-day portfolio management of the Acquired Fund will be responsible for the day-to-day portfolio management of the Acquiring Fund, with the addition of one portfolio manager. Effective December 1, 2023, there were certain changes made to the composition of the portfolio management team for the Acquired Fund.

Q8: Will the Reorganization result in any federal tax liability to shareholders?

A8: The Reorganization is intended to be treated as a tax-free reorganization for U.S. federal income tax purposes. As a result, Acquired Fund Shareholders generally will not recognize a taxable gain (or loss) for U.S. tax purposes as a result of the Reorganization (except with respect to cash received or with respect to investors whose shares are redeemed prior to the Reorganization, as explained herein). Shares of the Acquiring Fund will not be issued in fractional shares. As a result, cash will be paid to Acquired Fund Shareholders in lieu of fractional Acquiring Fund Shares, which may be taxable.

Capital gains from holdings sold by the Acquired Fund prior to the Reorganization may be distributed either (i) by the Acquired Fund prior to the Reorganization or (ii) by the Acquiring Fund after the Reorganization.

Different tax considerations apply to Acquired Fund Shareholders if they hold their Acquired Fund Shares through a fund direct IRA and exchange their Acquired Fund Shares for R Shares of Morgan Stanley U.S. Government Money Market Trust. In addition, Acquired Fund Shareholders may also experience tax consequences if their investment is liquidated or if their shares of the Acquired Fund are transferred by their financial intermediary to a different investment option because they did not hold their shares of the Acquired Fund through a brokerage account that can accept shares of the Acquiring Fund on the Closing Date of the Reorganization.

In addition, if the Reorganization is approved by shareholders, the Acquired Fund will incur transaction costs during the period prior to and in connection with the Reorganization with respect to any redemptions of Acquired Fund Shareholders. To fund the redemption transactions, the Acquired Fund may have to sell securities. These transactions may also result in net realized capital gains to the Acquired Fund, which may result in taxable distributions to shareholders either (i) by the Acquired Fund prior to the Reorganization or (ii) by the Acquiring Fund after the Reorganization.

Q9: How will the Reorganization affect Acquired Fund Shareholders?

A9: In order to receive Acquiring Fund Shares as part of the Reorganization, shareholders must hold their Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization. If shareholders hold Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, they will automatically become shareholders of the Acquiring Fund.

If the Reorganization is approved and shareholders desire to hold Acquiring Fund Shares, it is important for them to determine that they hold their Acquired Fund Shares in the type of account that can accommodate the receipt of the ETF shares that will be received in the Reorganization.

Following the Reorganization, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund Shares in the secondary market that shareholders do not experience as shareholders of the Acquired Fund.

Q10: How is this proposed change being communicated to Acquired Fund Shareholders?

A: At this time, the Acquired Fund’s summary prospectus, prospectus and statement of additional information have been supplemented. Additionally, Acquired Fund shareholders of record as of January 8, 2024 will receive a combined Proxy Statement and Prospectus that contains important details regarding the Reorganization in advance of the Special Meeting of Shareholders, where shareholders of the Acquired Fund will vote on the Reorganization.

Q11: What if Acquired Fund shareholders do not want to own Acquiring Fund Shares?

A: If Acquired Fund shareholders do not want to receive Acquiring Fund Shares in connection with the Reorganization, they can exchange their Acquired Fund Shares for shares of another Morgan Stanley mutual fund that is not participating in the Reorganization or redeem their Acquired Fund Shares. Prior to doing so, however, they should consider the tax consequences associated with either action. The last date to redeem or exchange shares into another Morgan Stanley mutual fund prior to the Reorganization is anticipated to be on or about June 12, 2024.

Q12: Will Acquired Fund Shareholders be able to trade the Acquiring Fund immediately after the Fund commences operations?

A12: If the Reorganization is approved, shares of the Acquiring Fund will be listed for trading on Nasdaq and available for trading at market open on launch date. As soon an Acquired Fund shareholder’s broker dealer processes the conversion event on launch date, their Acquiring Fund Shares should be available in their account to trade.

Q13: What will happen to the Acquired Fund’s performance track records?

A13: Upon the closing of the Reorganization, the full performance track record of the Acquired Fund will transfer to the Acquiring Fund.

Q14: What is the anticipated timeline for this Reorganization?

A14: A summary of anticipated timeline for the Reorganization is outlined below:

Date of Portfolio Manager Changes	December 1, 2023
Approval by the Boards of Trustees of the Acquired Fund and Acquiring Fund	December 5-6, 2023
Filing of the Initial Combined Proxy Statement and Prospectus	December 18, 2023
Record Date	January 8, 2024
Effective Date of the Combined Proxy Statement and Prospectus	January 17, 2024
Approximate date of Combined Proxy Statement and Prospectus Mailing	On or about January 17, 2024 - January 25, 2024
Date of Shareholder Meeting	March 15, 2024, as may be postponed or adjourned
Final Date to Purchase Acquired Fund Shares or Exchange Shares of Another Morgan Stanley Mutual Fund for Acquired Fund Shares	On or about May 31, 2024
Final Date to Redeem Acquired Fund Shares or Exchange Acquired Fund Shares for Shares of Another Morgan Stanley Mutual Fund	On or about June 12, 2024
Closing Date	On or about June 14, 2024
Acquiring Fund Begins Trading	On or about June 17, 2024

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In connection with the Reorganization discussed herein, a combined Proxy Statement and Prospectus will be included in a registration statement on Form N-14 that will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined Proxy Statement and Prospectus will not be distributed to Acquired Fund Shareholders until the registration statement is effective. Investors are urged to carefully read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization and Acquiring Fund. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. You may also request a free copy of the materials without charge by writing to the Funds at 1585 Broadway, New York, New York 10036, or by calling toll-free 1 (800) 869-6397.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees and expenses of the Funds carefully.

All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a Fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Morgan Stanley Distribution, Inc., 1585 Broadway, New York, NY 10036, is the distributor of Acquired Fund Shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of Acquiring Fund Shares.